Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES  FULL PREPAYMENT OF PIRAEUS BANK S.A. LOANS AND SIGNIFICANT REDUCTION OF FINANCE COSTS

ATHENS, GREECE, December 18, 2023 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announces the voluntary prepayment in full of its existing loans with Piraeus Bank S.A., (the “Piraeus Loans”). The voluntary prepayment amounts to approximately US$44.8 million. The Piraeus loans were secured by the M/T P. Monterey, M/T P. Yanbu and M/T P. Sophia. Following the full prepayment of the Piraeus Loans, the Company’s total outstanding debt will be approximately US$55.2 million, and three out of the seven vessels comprising the Company’s current fleet will be completely unencumbered.

Commenting on this prepayment, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Following the recent strategic sale of the M/T P. Kikuma, we deployed our excess liquidity to prepay the Piraeus Loan, decreasing the Company's indebtedness by approximately 44%, significantly reducing future interest rate costs, and enhancing our financial performance.  Indicatively, the prepayment will result in negative net leverage of approximately -3% of our estimated fleet market value, savings of US$5.3 million per annum in principal loan repayments, and a reduction of our expected 2024 finance costs by approximately US$3.7 million or approximately 50%. We expect to continue generating significant free cashflow with the crude oil and refined petroleum product tanker markets remaining strong, further strengthening our balance sheet and, with three unencumbered vessels in our fleet, enhancing our ability to pursue growth opportunities. We believe that the efficient use of our excess cash towards the deleveraging of our Company, as well as the continuation of our preapproved US$2 million share buyback program, enhances shareholder value.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.